Exhibit 3.1

First Amendment to
bylaws of LITTELFUSE, inc.

WHEREAS, the bylaws of Littelfuse, Inc., a Delaware corporation (the “Corporation”) (the “Bylaws”) established the rules and procedures affecting the governance of the Corporation;

WHEREAS, the board of directors of the Corporation (the “Board”) has determined that it is in the best interests of the Corporation to amend the Bylaws.

NOW, THEREFORE, the Bylaws are hereby amended as follows:

1.     Number and Term. Article II, Section 8 of the Bylaws is hereby deleted and replaced in its entirety with the following:

8. Procedure for Election of Directors; Required Vote.

(a)      Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws (including with respect to the removal of directors), (1) directors of the Corporation shall be elected in the manner described in subsections (b) and (c) below, and (2) with respect to all matters other than the election of directors, the affirmative votes of a majority of the voting power of the shares present or in person or represented by proxy at a meeting and entitled to vote on a matter presented to the meeting and voting in favor of or against the matter presented shall be required for, and sufficient to constitute, the act of the stockholders on such matter.

(b)      Subject to the rights (if any) of the holders of any series of preferred stock to elect directors from time to time as provided by the Certificate of Incorporation or any certificate of designation, and except as set forth in subsection (c) below, each director to be elected by stockholders after the effective date of these Bylaws shall be elected by the vote of the majority of the votes cast at a meeting for the election of directors at which a quorum is present. For purposes of these Bylaws, “majority of votes cast” shall mean that the number of votes cast “for” a director's election exceeds the number of votes “withheld” or “against.” Votes cast shall exclude “abstentions” and any “broker non-votes” with respect to that director's election.

(c)      In the event of a contested election of directors, directors shall be elected by the vote of a plurality of the votes cast at a meeting for the election of directors at which a quorum is present. For the purposes of these Bylaws, a “contested election” shall mean any election of directors in which the number of candidates for election as director exceeds the number of directors to be elected, with the determination that an election of directors is a “contested election” to be made by the Secretary within thirty (30) days following the close of the applicable notice of nomination period set forth in Section 7, based on whether one or more notices of nomination were timely filed in accordance with said Section 7 (provided that the Secretary also shall be able to consider such other facts and circumstances as may be reasonably relevant to the determination that an election of directors is a “contested election,” and provided further that the determination that an election is a “contested election” shall be determinative only as to the timeliness of a notice of nomination and not otherwise as to its validity). If, prior to the time the Corporation mails or otherwise delivers its initial proxy statement in connection with such election of directors, one or more notices of nomination are withdrawn such that the number of candidates for election as director no longer exceeds the number of directors to be elected, the election shall not be considered a contested election, and in such event, directors shall be elected in accordance with subsection (b) above.